Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Third Quarter and the First Nine Months Ended March 31, 2024

First Nine Months of Fiscal Year 2024 Financial Highlights

•	Total revenues were $597.1 million, an increase of 2.5% compared to the comparable prior year period.

•	Gross margin was 31.0%, compared to 33.4% for the comparable prior year period. Non-GAAP gross margin was 31.2%, compared to 33.6% for the comparable prior year period.

•

Net income attributable to Hollysys was $49.7 million, a decrease of 38.8% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $51.0 million, a decrease of 40.1% compared to the comparable prior year period.

•

Diluted earnings per share was $0.80, a decrease of 38.9% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.82, a decrease of 40.1% compared to the comparable prior year period.

•	Net cash provided by operating activities was $50.9 million.

•	Days sales outstanding (“DSO”) was 151 days, compared to 151 days for the comparable prior year period.

•	Inventory turnover days were 79 days, compared to 78 days for the comparable prior year period.

Third Quarter of Fiscal Year 2024 Financial Highlights

•	Total revenues were $173.5 million, an increase of 3.5% compared to the comparable prior year period.

•	Gross margin was 28.9%, compared to 26.8% for the comparable prior year period. Non-GAAP gross margin was 29.1%, compared to 27.0% for the comparable prior year period.

•

Net income attributable to Hollysys was $3.9 million, a decrease of 66.2% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $4.2 million, a decrease of 66.6% compared to the comparable prior year period.

•

Diluted earnings per share was $0.06, a decrease of 68.4% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.07, a decrease of 65.0% compared to the comparable prior year period.

•	Net cash used in operating activities was $37.4 million.

•	DSO was 183 days, compared to 176 days for the comparable prior year period.

•	Inventory turnover days were 84 days, compared to 87 days for the comparable prior year period.

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Hollysys Automation Technologies Ltd.	Page 2
May 16, 2024

Beijing, China – May 16, 2024 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys,” the “Company” or “we”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the third quarter and the first nine months of fiscal year 2024 ended March 31, 2024.

In this fiscal quarter, Hollysys overcame numerous challenges and achieved remarkable breakthroughs. Leveraging its years of technological strength, the Company was recognized as one of the Top 50 Brands in China’s Automation and Digitalization Industry for 2024. Additionally, the Company was successfully named in the first batch in the classification and grading assessment for intelligent manufacturing system solution providers, receiving AAA-level rating for integrated implementation. The Company was also honored with the titles of “Enterprise of the Year 2023 in China’s Automation Field” and “2023 Beijing Benchmark Enterprise for Digital Empowerment.” Furthermore, the Company secured national high-tech enterprise accreditation for the sixth consecutive times in this quarter, which demonstrates its innovation capabilities.

In the Industrial Automation segment, the Company successfully collaborated with a subsidiary of Ansteel Group to carry out the retrofit and upgrade of a 2*2.4 million tons coal pelletizing DCS/IODS project, providing multiple products including the MACS V6 series DCS controller. This project achieved independent control and intelligent transformation of the pelletizing production process control in the iron and steel industry. Meanwhile, the Company successfully supported the grid-connected power generation project of a 300-megawatt compressed air energy storage power station in China, which was designated as a national pilot demonstration for new energy storage. In this project, the Company utilized its key product K-series hardware for the core expander control system and designed Automatic Power Plant Startup and Shutdown System with outstanding advantages such as simple operation, high reliability, strong safety, and convenient start-stop, to accommodate frequent startup and shutdown conditions. This project innovatively integrated Hollysys’ diverse range of superior products, showcasing the exceptional compatibility and operability between Hollysys products. The Company also successfully signed a contract within the food and pharmaceutical sectors to undertake the integrated intelligent management and control project for an ampicillin workshop. The Company will provide its HiaPlant intelligent factory solution, which encompassed an integrated intelligent management and control system including instrumentation, Distributed Control System (DCS), Intelligent Operating Data System (IODS), Operator Training Simulator (OTS), among others, aiming to achieve the overall intelligence of the project. Additionally, the Company will also adopt the Industrial Optical Bus Control System (OCS) based on the actual situation of the client, which is expected to effectively save total cost, significantly reduce the cabinet space, and ensure the safety and reliability of the production process.

In the Rail Transportation Automation segment, the Company continued to promote the innovation and integration of new technologies and industries, and foster diverse cooperation mechanisms to promote the high-quality development of the rail transit industry. Meanwhile, the Company’s technological strength gained recognition in the industry. In this fiscal quarter, Hollysys was certified with International Railway Industry Standard (IRIS) silver level. Notably, the scientific and technological achievements of “ZPW-2000S Track Circuit contactless key technology research and high-altitude engineering application” won the First Prize of the

Hollysys Automation Technologies Ltd.	Page 3
May 16, 2024

Science and Technology Progress Award. Additionally, the “research and demonstration application of key technologies of urban rail transit cloud edge computing platform” was awarded the Second Prize of 2023 Urban Rail Transit Science and Technology Progress Award. In the high-speed rail sector, the Company signed the contract for the train control project of the new-build Xiangyang-Jingmen high-speed railway, providing Train Control Center (TCC), Lineside Electronic Unit (LEU), and safety data network for the project. The project presents great significance for the Company in terms of sustainable development, enabling it to introduce other projects for expansion and renovation in the future. In addition, the full site testing of the first station of the Ziyang Rail Transit Line, in which the Company participated, achieved phased results. The Company provided Integrated Supervisory Control System (ISCS), Building Automation System (BAS), Supervisor Control and Data Acquisition (SCADA), communication systems and so forth for the project.

In the mechanical and electrical solutions (“M&E”) segment, the Company achieved stable performance with smooth executions on various projects.

With the Company’s continuous dedication to the industry and the support of experienced and passionate experts, Hollysys believes that it will continue to create greater value for clients and shareholders.

Hollysys Automation Technologies Ltd.	Page 4
May 16, 2024

Third Quarter and the First Nine months Ended March 31, 2024 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)

	Three months ended March 31,			Nine months ended March 31,
	2024	2023	% Change	2024	2023	% Change
Revenues	$173,466	167,636	3.5%	$597,090	582,410	2.5%
Integrated solutions contracts	$138,455	139,149	(0.5)%	$468,674	471,204	(0.5)%
Products sales	$16,474	10,386	58.6%	$40,195	34,174	17.6%
Service rendered	$18,537	18,101	2.4%	$88,221	77,032	14.5%
Cost of revenues	$123,343	122,641	0.6%	$411,779	387,727	6.2%
Gross profit	$50,123	44,995	11.4%	$185,311	194,683	(4.8)%
Total operating expenses	$47,404	33,973	39.5%	$134,569	119,269	12.8%
Selling	$15,470	14,577	6.1%	$51,524	43,615	18.1%
General and administrative	$22,771	11,921	91.0%	$47,165	44,394	6.2%
Research and development	$19,287	15,662	23.1%	$65,912	53,452	23.3%
VAT refunds and government subsidies	$(10,124)	(8,187)	23.7%	$(30,032)	(22,192)	35.3%
Income from operations	$2,719	11,022	(75.3)%	$50,742	75,414	(32.7)%
Other income, net	$1,139	1,626	(30.0)%	$836	2,748	(69.6)%
Foreign exchange gain (loss)	$207	(1,244)	(116.6)%	$(847)	2,280	(137.1)%
Impairment loss of investments in securities	$—	—	—	$(69)	—	—
Share of net (loss) income of equity investees	$(912)	690	(232.2)%	$(614)	2,355	(126.1)%
Gains on disposal of an investment in securities	$—	—	—	$—	845	(100.0)%
Interest income	$3,675	2,941	25.0%	$10,343	9,020	14.7%
Interest expenses	$(704)	(252)	179.4%	$(1,435)	(621)	131.1%
Income tax expenses	$2,320	3,188	(27.2)%	$9,444	10,694	(11.7)%
Net (loss) income attributable to non-controlling interests	$(105)	27	(488.9)%	$(177)	136	(230.1)%
Net income attributable to Hollysys Automation Technologies Ltd.	$3,909	11,568	(66.2)%	$49,689	81,211	(38.8)%
Basic earnings per share	$0.06	0.19	(68.4)%	$0.80	1.32	(39.4)%
Diluted earnings per share	$0.06	0.19	(68.4)%	$0.80	1.31	(38.9)%
Share-based compensation expenses	$—	672	(100.0)%	$348	2,849	(87.8)%
Amortization of acquired intangible assets	$290	340	(14.7)%	$937	1,017	(7.9)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$4,199	12,580	(66.6)%	$50,974	85,077	(40.1)%
Non-GAAP basic earnings per share(1)	$0.07	0.20	(65.0)%	$0.82	1.38	(40.6)%
Non-GAAP diluted earnings per share(1)	$0.07	0.20	(65.0)%	$0.82	1.37	(40.1)%
Basic weighted average number of ordinary shares outstanding	62,127,607	61,595,286	0.9%	61,987,252	61,449,939	0.9%
Diluted weighted average number of ordinary shares outstanding	62,426,784	62,127,557	0.5%	62,312,957	62,015,929	0.5%

(1)	See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Operational Results Analysis for the Third Quarter Ended March 31, 2024

Total revenues for the three months ended March 31, 2024 were $173.5 million, as compared to $167.6 million for the same period of the prior fiscal year, representing an increase of 3.5%. In terms of revenues by type, integrated contracts revenue decreased by 0.5% to $138.5 million, products sales revenue increased by 58.6% to $16.5 million, and services revenue increased by 2.4% to $18.5 million.

Hollysys Automation Technologies Ltd.	Page 5
May 16, 2024

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)

	Three months ended March 31,				Nine months ended March 31,
	2024		2023		2024		2023
	$	% of Total Revenues	$	% of Total Revenues	$	% of Total Revenues	$	% of Total Revenues
Industrial Automation	117,361	67.6	112,407	67.0	369,764	61.9	365,183	62.7
Rail Transportation	39,998	23.1	36,197	21.6	164,333	27.5	153,265	26.3
Mechanical and Electrical Solution	16,107	9.3	19,032	11.4	62,993	10.6	63,962	11.0

Total	173,466	100.0	167,636	100.0	597,090	100.0	582,410	100.0

Gross margin was 28.9% for the three months ended March 31, 2024, as compared to 26.8% for the same period of the prior fiscal year. The overall gross margin fluctuated, as the gross margin for integrated solutions contracts varied. Gross margin of integrated solutions contracts, product sales, and service rendered was 18.9%, 75.3% and 62.4% for the three months ended March 31, 2024, respectively, as compared to 18.3%, 69.5% and 68.3% for the same period of the prior fiscal year. Non-GAAP gross margin was 29.1% for the three months ended March 31, 2024, as compared to 27.0% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 19.1% for the three months ended March 31, 2024, as compared to 18.5% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $15.5 million for the three months ended March 31, 2024, representing an increase of $0.9 million, or 6.1%, compared to $14.6 million for the same period of the prior fiscal year. Selling expenses as a percentage of total revenues were 8.9% and 8.7% for the three months ended March 31, 2024 and 2023, respectively.

General and administrative expenses were $22.8 million for the quarter ended March 31, 2024, representing an increase of $10.9 million, or 91.0%, compared to $11.9 million for the same period of the prior fiscal year. The increase was primarily attributable to a $6.9 million increase in third-party consulting fees and a $2.6 million increase in credit losses. General and administrative expenses as a percentage of total revenues were 13.1% and 7.1% for the three months ended March 31, 2024 and 2023, respectively.

Research and development expenses were $19.3 million for the three months ended March 31, 2024, representing an increase of $3.6 million, or 23.1%, compared to $15.7 million for the same period of the prior fiscal year, which was primarily due to a $3.7 million increase in labor cost for the increase in research and development staff for strategic technological innovation. Research and development expenses as a percentage of total revenues were 11.1% and 9.3% for the three months ended March 31, 2024 and 2023, respectively.

Hollysys Automation Technologies Ltd.	Page 6
May 16, 2024

The VAT refunds and government subsidies were $10.1 million for three months ended March 31, 2024, as compared to $8.2 million for the same period of the prior fiscal year, representing a $1.9 million, or 23.7%, increase.

The income tax expenses and the effective tax rate were $2.3 million and 37.9% for the three months ended March 31, 2024, respectively, as compared to $3.2 million and 21.6% for comparable period in the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $3.9 million, representing a decrease of 66.2% from $11.6 million reported in the comparable period in the prior fiscal year. Non-GAAP net income attributable to Hollysys, was $4.2 million or $0.07 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $0.06 for the three months ended March 31, 2024, a decrease of 68.4% from $0.19 reported in the comparable period in the prior fiscal year. Non-GAAP diluted earnings per share was $0.07 for the three months ended March 31, 2024, a decrease of 65.0% from $0.20 reported in the comparable period in the prior fiscal year. These were calculated based on 62.4 million and 62.1 million diluted weighted average ordinary shares outstanding for the three months ended March 31, 2024 and 2023, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $240.4 million of value of new contracts for the three months ended March 31, 2024. Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that Hollysys won. The backlog was $992.2 million as of March 31, 2024. The following table sets forth a breakdown of the value of new contracts achieved and backlog by segment.

Hollysys Automation Technologies Ltd.	Page 7
May 16, 2024

(In USD thousands, except for %)

	Value of new contracts achieved for the three months ended March 31, 2024		Backlog as of March 31, 2024
	$	% of Total Contract Value	$	% of Total Backlog
Industrial Automation	183,941	76.5	412,094	41.5
Rail Transportation	34,158	14.2	393,073	39.6
Mechanical and Electrical Solutions	22,328	9.3	187,053	18.9

Total	240,427	100.0	992,220	100.0

Cash Flow Highlights

For the three months ended March 31, 2024, the total net cash outflow was $50.0 million. The net cash used in operating activities was $37.4 million. The net cash used in investing activities was $6.5 million, mainly consisting of $1.5 million purchases of short-term investments and $4.9 million purchases of property, plant and equipment. The net cash provided by financing activities was $2.2 million, mainly consisting of $2.3 million proceeds from long-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $697.9 million, $747.5 million, and $640.2 million as of March 31, 2024, December 31, 2023, and March 31, 2023, respectively.

For the three months ended March 31, 2024, DSO was 183 days, as compared to 176 days for the comparable period of prior fiscal year and 138 days for the last fiscal quarter; inventory turnover days were 84 days, as compared to 87 days for the comparable period of prior fiscal year and 68 days for the last fiscal quarter.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Hollysys Automation Technologies Ltd.	Page 8
May 16, 2024

SAFE HARBOR STATEMENTS

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd.	Page 9
May 16, 2024

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended March 31,		Nine months ended March 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts	$138,455	$139,149	$468,674	$471,204
Products sales	16,474	10,386	40,195	34,174
Revenue from services	18,537	18,101	88,221	77,032

Total net revenues	173,466	167,636	597,090	582,410

Costs of integrated solutions contracts	112,303	113,732	371,276	351,879
Cost of products sold	4,061	3,170	10,501	8,410
Costs of services rendered	6,979	5,739	30,002	27,438

Gross profit	50,123	44,995	185,311	194,683

Operating expenses
Selling	15,470	14,577	51,524	43,615
General and administrative	22,771	11,921	47,165	44,394
Research and development	19,287	15,662	65,912	53,452
VAT refunds and government subsidies	(10,124)	(8,187)	(30,032)	(22,192)

Total operating expenses	47,404	33,973	134,569	119,269

Income from operations	2,719	11,022	50,742	75,414

Other income, net	1,139	1,626	836	2,748
Foreign exchange gain (loss)	207	(1,244)	(847)	2,280
Gains on disposal of an investment in securities	—	—	—	845
Impairment loss of investments in investment in securities	—	—	(69)	—
Share of net (loss) income of equity investees	(912)	690	(614)	2,355
Interest income	3,675	2,941	10,343	9,020
Interest expenses	(704)	(252)	(1,435)	(621)

Income before income taxes	6,124	14,783	58,956	92,041

Income taxes expenses	2,320	3,188	9,444	10,694

Net income	3,804	11,595	49,512	81,347

Net (loss) income attributable to non-controlling interests	(105)	27	(177)	136

Net income attributable to Hollysys Automation Technologies Ltd.	$3,909	$11,568	$49,689	$81,211

Other comprehensive (loss) income, net of tax of nil
Translation adjustments	(16,355)	20,805	4,792	(29,577)

Comprehensive income	(12,551)	32,400	54,304	51,770

Less: comprehensive (loss) income attributable to non-controlling interests	(122)	345	(177)	536

Comprehensive (loss) income attributable to Hollysys Automation Technologies Ltd.	$(12,429)	$32,055	$54,481	$51,234

Net income per ordinary share:
Basic	0.06	0.19	0.80	1.32
Diluted	0.06	0.19	0.80	1.31

Shares used in net income per share computation:
Basic	62,127,607	61,595,286	61,987,252	61,449,939
Diluted	62,426,784	62,127,557	62,312,957	62,015,929

Hollysys Automation Technologies Ltd.	Page 10
May 16, 2024

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	March 31, 2024	December 31, 2023
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$697,936	$747,507
Short-term investments	9,902	9,074
Restricted cash	24,217	24,492
Accounts receivable, net of allowance for credit losses of $64,232 and $62,968 as of March 31, 2024 and December 31, 2023, respectively	330,311	352,399
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $12,698 and $12,431 as of March 31, 2024 and December 31, 2023, respectively	253,859	244,154
Accounts receivable retention	5,128	5,297
Other receivables, net of allowance for credit losses of $15,796 and $15,707 as of March 31, 2024 and December 31, 2023, respectively	21,871	16,011
Advances to suppliers	29,059	31,687
Amounts due from related parties	30,521	22,482
Inventories	111,061	106,691
Prepaid expenses	778	441
Income tax recoverable	1,109	1,115

Total current assets	1,515,752	1,561,350

Non-current assets
Restricted cash	11,297	11,425
Costs and estimated earnings in excess of billings	2,086	1,570
Accounts receivable retention	6,337	7,070
Prepaid expenses	3	2
Property, plant and equipment, net	162,225	164,833
Prepaid land leases	11,278	11,569
Intangible assets, net	8,169	8,598
Investments in equity investees	47,887	48,683
Investments securities	1,535	1,552
Goodwill	19,247	19,359
Deferred tax assets	12,404	9,454
Operating lease right-of-use assets	2,985	3,435

Total non-current assets	285,453	287,550
Total assets	1,801,205	1,848,900

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	53	67
Current portion of long-term loans	15,241	15,245
Accounts payable	173,457	181,618
Construction costs payable	15,443	18,650
Deferred revenue	216,702	223,005
Accrued payroll and related expenses	21,521	39,496

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May 16, 2024

	March 31, 2024	December 31, 2023
	(Unaudited)	(Unaudited)
Income tax payable	5,221	4,004
Warranty liabilities	3,712	3,663
Other tax payables	5,604	10,540
Accrued liabilities	39,263	35,580
Amounts due to related parties	3,890	4,043
Operating lease liabilities	1,497	1,934

Total current liabilities	501,604	537,845

Non-current liabilities
Accrued liabilities	728	666
Long-term loans	50,279	48,638
Accounts payable	2,789	2,851
Deferred tax liabilities	11,178	11,665
Warranty liabilities	2,564	2,573
Operating lease liabilities	1,180	1,227
Total non-current liabilities	68,718	67,620
Total liabilities	570,322	605,465

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 62,199,672 shares and 62,095,839 shares issued and outstanding as of March 31, 2024 and December 31, 2023.	62	62
Additional paid-in capital	247,255	247,256
Statutory reserves	86,914	81,060
Retained earnings	1,003,430	1,005,375
Accumulated other comprehensive income	(107,625)	(91,287)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,230,036	1,242,466
Non-controlling interests	847	969

Total equity	1,230,883	1,243,435
Total liabilities and equity	$1,801,205	$1,848,900

Hollysys Automation Technologies Ltd.	Page 12
May 16, 2024

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended March 31, 2024	Nine months ended March 31, 2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$3,804	$49,512
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,969	7,543
Amortization of prepaid land leases	81	244
Amortization of intangible assets	290	937
Allowance for credit losses	2,915	(4,924)
Loss (gain) on disposal of property, plant and equipment	(70)	(136)
Share of net income (loss) of equity investees	912	614
Share-based compensation expenses	—	348
Deferred income tax expenses	(3,456)	(2,337)
Impairment loss of investments in investment in securities	—	69
Changes in operating assets and liabilities:
Accounts receivable and retention	13,100	(11,796)
Costs and estimated earnings in excess of billings	(13,117)	427
Inventories	(5,554)	1,753
Advances to suppliers	2,266	(424)
Other receivables	(6,033)	(2,442)
Prepaid expenses	(344)	(180)
Due from related parties	(8,280)	(4,482)
Accounts payable	(5,837)	2,089
Deferred revenue	(3,707)	33,372
Accruals and other payables	(13,646)	(10,376)
Due to related parties	(154)	(2,265)
Income tax payable	1,250	(1,679)
Other tax payables	(4,803)	(4,983)

Net cash (used in) provided by operating activities	(37,414)	50,884

Cash flows from investing activities:
Purchases of short-term investments	(1,492)	(21,965)
Purchases of property, plant and equipment	(4,873)	(25,499)
Proceeds from disposal of property, plant and equipment	111	268
Maturity of short-term investments	399	45,260
Investment of an investment in securities	—	(35)
Investment of an equity investee	(664)	(664)
Proceeds from acquisition of a subsidiary	—	390

Net cash used in investing activities	(6,519)	(2,245)

Cash flows from financing activities:
Proceeds from short-term bank loans	171	237
Repayments of short-term bank loans	(184)	(184)
Proceeds from long-term bank loans	2,348	33,915
Repayments of long-term bank loans	(136)	(510)

Net cash provided by financing activities	2,199	33,458
Effect of foreign exchange rate changes	(8,240)	3,223

Net (decrease) increase in cash, cash equivalents and restricted cash	$(49,974)	85,320

Cash, cash equivalents and restricted cash, beginning of period	$783,424	648,130
Cash, cash equivalents and restricted cash, end of period	733,450	733,450

Hollysys Automation Technologies Ltd.	Page 13
May 16, 2024

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Hollysys Automation Technologies Ltd.	Page 14
May 16, 2024

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

(In USD thousands, except for %)

	Three months ended March 31,		Nine months ended March 31
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$50,123	$44,995	185,311	$194,683

Gross margin(1)	28.9%	26.8%	31.0%	33.4%
Add:
Amortization of acquired intangible assets	290	340	937	1,017

Non-GAAP gross profit	$50,413	$45,335	$186,248	$195,700

Non-GAAP gross margin(2)	29.1%	27.0%	31.2%	33.6%

(1)	Gross margin represents gross profit for the period as a percentage of revenue for such period.
(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenue for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)

	Three months ended March 31,		Nine months ended March 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$26,152	$25,417	$97,398	$119,325

Gross margin of integrated solutions contracts(1)	18.9%	18.3%	20.8%	25.3%

Add:
Amortization of acquired intangible assets	290	340	937	1,017

Non-GAAP gross profit of integrated solutions contracts	$26,442	$25,757	$98,335	$120,342

Non-GAAP gross margin of integrated solutions contracts(2)	19.1%	18.5%	21.0%	25.5%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.
(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd.	Page 15
May 16, 2024

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

(In USD thousands)

	Three months ended March 31,		Nine months ended March 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$3,909	$11,568	$49,689	$81,211

Add:
Share-based compensation expenses	—	672	348	2,849
Amortization of acquired intangible assets	290	340	937	1,017

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$4,199	$12,580	$50,974	$85,077

Hollysys Automation Technologies Ltd.	Page 16
May 16, 2024

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)

	Three months ended March 31,		Nine months ended March 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$3,909	$11,568	$49,689	$81,211

Add:
Share-based compensation expenses	—	672	348	2,849
Amortization of acquired intangible assets	290	340	937	1,017

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$4,199	$12,580	$50,974	$85,077

Weighted average number of basic ordinary shares	62,127,607	61,595,286	61,987,252	61,449,939
Weighted average number of diluted ordinary shares	62,426,784	62,127,557	62,312,957	62,015,929

Basic earnings per share(1)	0.06	0.19	0.80	1.32

Add:
Non-GAAP adjustments to net income per share(2)	0.01	0.01	0.02	0.06
Non-GAAP basic earnings per share(3)	$0.07	$0.20	$0.82	$1.38

Diluted earnings per share(1)	0.06	0.19	0.80	1.31

Add:
Non-GAAP adjustments to net income per share(2)	0.01	0.01	0.02	0.06
Non-GAAP diluted earnings per share(3)	$0.07	$0.20	$0.82	$1.37

(1)

Basic (or diluted) earnings per share is derived from net income attributable to Hollysys Automation Technologies Ltd. for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).
(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to Hollysys Automation Technologies Ltd. for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).